EXHIBIT 99.1

September 12, 2012

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report – Class Action Against the Company

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

On September 12, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) received a claim and a motion to certify the claim as a class action, which was filed against the Company with the Tel-Aviv District Court.

The plaintiff claims that the Company does not send calling details with the phone bill as required by the instructions of the Ministry of Communications and the Company’s license.

The aggregate amount sought by the claim is NIS 154 million.

A similar allegation was made in another motion to certify a class action filed against the Company with the Tel-Aviv District Court in April 2011.

The Company is studying the claim and is unable, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.